In the matter of the BVI Insolvency Act, 2003

Play LA Inc (the “Company”)

BC# 678167

NOTICE IS HEREBY GIVEN pursuant to Section 178(1) of the BVI Insolvency Act, 2003 (the “Act”), that Stuart Mackellar of Zolfo Cooper (BVI) Limited, P.O. Box 4571, 2nd Floor, Palm Grove House, Wickhams Cay, Road Town, Tortola, British Virgin Islands, VG1110, was appointed as Liquidator of the Company by a qualifying resolution of members, at a duly held meeting of the members convened on 22 September 2016, in accordance with Section 159(2) of the Act.

NOTICE IS HEREBY GIVEN pursuant to Section 179(1) of the Act, that a first meeting of the creditors of the Company will be held at the offices of Zolfo Cooper (BVI) Limited, 2nd Floor, Palm Grove House, Wickhams Cay, Road Town, Tortola, British Virgin Islands, on 11 October 2016 at 10am for the purposes provided for in Sections 179(3) and (4) of the Act. Arrangements can be made to attend the meeting by telephone.

Creditors should lodge particulars of their claims for voting purposes before the meeting. Claims may be lodged by facsimile and email at the details below. Secured creditors (unless they surrender their security) should also include a statement giving details of their security, the date(s) on which it was given and the estimated value at which it is assessed.

Any creditor entitled to attend and vote at the meeting is entitled to do so either in person or by proxy. Completed proxy forms must be lodged with the Liquidator by no later than 12 noon BVI time on the business day before the meeting.

The resolutions to be tabled at the meeting may include a resolution to appoint a creditors’ committee of the Company and to consider the appointment of another liquidator. The meeting attendees will also receive an explanation of the circumstances of the Company, including the actions taken by the Liquidator since his appointment. The majority required to pass a resolution at the meeting is not less than 50% by value of the claims of those attending in person or by proxy.

Before the date of the meeting of the creditors, any creditor may request to be provided with a list of the Company’s creditors and such information concerning the affairs of the Company as is available, which may be requested from the contact below.

Stuart C E Mackellar
Liquidator

Contact details: Contact: Telephone: Fax: Email:	Zolfo Cooper (BVI) Limited Nicole Toppin +(1) 284 393 9617 +(1) 284 393 9601 nicole.toppin@zolfocooper.vg

Zolfo Cooper (BVI) Limited is a company incorporated in the British Virgin Islands